Nexus Energy Services, Inc.

195 Montague St, Suite 1121

Brooklyn, NY 11201

July 31, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Re:	Nexus Energy Services, Inc.
Request for Withdrawal of Offering Statement on Form 1-A (File No. 024-11034)

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nexus Energy Services, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-11034), initially filed with the Commission on July 8, 2019 (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Offering Statement was never qualified. The Company confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement is not the subject of a proceeding under Rule 258 of the Securities Act.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at 800-277-3813 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888.

Sincerely,

Nexus Energy Services, Inc.

By:	/s/ Ron Minsky
Ron Minsky
Chief Executive Officer